Exhibit 99.1

FOOTNOTES

(1)
The Reporting Person is a director of KERN Partners Ltd., KERN Energy Partners Management III Ltd. and a director and/or officer of certain subsidiaries and affiliates of the foregoing (collectively, "KERN Partners") and a director of Cobalt International Energy, Inc. (the “Company”).

(2)
Pursuant to an underwriting agreement, dated February 23, 2012 (the “Underwriting Agreement”), by and among the underwriters named therein (the “Underwriters”), the Company and the selling stockholders named in Schedule A-1 and A-2 thereto (the “Selling Stockholders”), the Underwriters agreed to purchase from the Company and the Selling Stockholders and the Company and the Selling Stockholders agreed to sell to the Underwriters an aggregate of 52,000,000 shares of common stock, par value $0.01 (“Common Stock”), which aggregate amount includes 4,427,599 shares of Common Stock held by certain affiliates of KERN Partners (the “Offering”).  In addition, pursuant to the Underwriting Agreement, the Underwriters were granted a 30-day option to purchase up to 7,800,000 additional shares of Common Stock, including an additional 667,699 shares of Common Stock, at the public offering price less the underwriting discounts and commissions which option may be exercised to cover any over-allotments of common stock (the “Over-Allotment Option”). On February 24, 2012, the Underwriters elected to exercise their Over-Allotment Option in full, and on February 29, 2012, the Underwriters closed on the Offering and the Over-Allotment Option, pursuant to which certain affiliates of KERN Partners sold an aggregate of 5,095,298 shares of Common Stock.

Pursuant to the final prospectus filed by the Company on February 24, 2012, the public offering price in the Offering of Common Stock by the Company was $28.00 per share of Common Stock and the underwriting discount was $0.84 per share of Common Stock. Accordingly, certain affiliates of KERN Partners sold an aggregate of 5,095,298 shares of Common Stock and received a price per share of Common Stock of $27.16 (which is net of underwriting discounts and commissions) for an aggregate amount of $138,388,293.68.

(3)
As of February 29, 2012 certain affiliates of KERN Partners may be deemed to beneficially own, in the aggregate 26,939,795 shares of Common Stock.  The Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of their pecuniary interests therein, if any. The Reporting Person may be deemed to be a member of a “group” for purposes of the Exchange Act. This Form 4 shall not be deemed to be an admission that the Reporting Person is a member of a “group”, the beneficial owner of any securities reported herein or has any pecuniary interest in any of the securities reported herein, in each case, for purposes of Section 16 of the Exchange Act or for any other purpose.